November 2, 2011 VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:	Erin Purnell, Babette Rosenbaum

Re:	DCB Financial Corp Form 10-Q for the Quarter Ended June 30, 2011 Filed August 15, 2011 Your File No. 000-22387
Ladies and Gentlemen:
DCB Financial Corp. (“DCB” or the “Company”) is transmitting this letter via the EDGAR system in response to your comments on the above captioned report of DCB which were issued in your letter dated May 13, 2011. For your convenience, we have repeated your comments followed by our response.
Capital Resources, page 38
1.	It does not appear that you have revised your disclosure to include the information requested by comment 4 of our letter dated July 14, 2011. Please provide us with your proposed disclosure to be made in future filings in response to this comment. Based on the content of your response, we may ask your current quarterly report to include this information.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

DCB Management Response
Our disclosure on Form 10-Q for June 30, 2011 was as follows:
Total shareholders’ equity decreased $1,252 between December 31, 2010 and June 30, 2011 to $36,162. The decrease is primarily due to period losses of $1,823 offset by a decrease in accumulated other comprehensive loss.
Tier 1 capital is shareholders’ equity excluding the unrealized gain or loss on securities and intangible assets. Total capital includes Tier 1 capital plus the allowance for loan losses, not to exceed 1.25% of risk-weighted assets. Risk-weighted assets are the Corporation’s total assets after such assets are assessed for risk and assigned a weighting factor defined by regulation based on their inherent risk.
The Corporation and its subsidiaries are required to meet certain published regulatory capital requirements. Additionally, the Bank is required to meet other capital requirements imposed via written agreements with FDIC and ODFI. The published requirements for the Bank are a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital to be considered well capitalized. Per the written agreements, the Bank is required to reach a tier-1 capital level of 9% and a total risk-based capital level of 13%. The Bank has not met the required guidelines at June 30, 2011, but continues to analyze various strategic options in order to increase capital levels. The Bank’s tier-1 capital ratio at June 30, 2011 was 6.22%, while its total risk-based capital ratio was 9.47%.
In future Form 10-Q filings, Management intends to provide additional disclosure similar to the following:
For regulatory purposes, Tier-1 capital at the bank level is calculated based on allowable capital divided by average quarterly assets. Average quarterly assets at The Bank for the quarter-ended June 30, 2011 were $577,620. At that asset level, The Bank would be required to hold $51,986 in allowable capital to meet its regulatory requirements under the consent order. This targeted capital is $16,064 more than the current level of capital. Due to changing assets levels the targeted amount of capital needed to reach the 9% capital is likely to change each reporting period.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

Other Materials
In addition to responding to the foregoing comments, we have provided below the statement requested by the staff.
In connection with the submission of its response to the comments issued in the staff’s letter, DCB hereby acknowledges that:
•	DCB is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DCB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt attention to this filing. Should you require any further information from DCB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (740) 657-7510.
Very truly yours,
DCB Financial Corp

/s/ John A. Ustaszewski John A. Ustaszewski
Senior Vice-President and Chief Financial Officer
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000